October 4, 2011
CONFIDENTIAL
VIA HAND DELIVERY
Mr. Stephen Krikorian
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanceInfo Technologies Inc. Form 20-F for the Fiscal Year ended December 31, 2010 Filed May 11, 2011 File No. 001-33857
Dear Mr. Krikorian:
On behalf of our client, VanceInfo Technologies Inc. , a company incorporated under the laws of the Cayman Islands (the “Company” or “VanceInfo”), we are submitting this letter in connection with the Company’s Annual Report on Form 20-F filed May 11, 2011 (the “Annual Report”).
Set forth below are the Company’s responses to the comments contained in the letter dated September 23, 2011 from the staff of Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.
In responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
1.
We note your disclosure on page 94, that your subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year to fund certain statutory reserves. Your disclosure also indicates that any dividends to you will be out of their accumulated profits determined in accordance with PRC accounting standards and regulations. Please tell us your considerations of disclosing the amount of retained earnings that are free of restrictions. See Rule 4-08(e)(1) of Regulation S-X. Tell us whether the amount of retained earnings that as calculated under PRC GAAP exceeds that as presented under US GAAP.

In response to the Staff’s comment, the Company proposes to make the additional following disclosure in its future Form 20-F filings:
“As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the Group’s PRC subsidiaries may be restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $23,711 and $81,735 as of December 31, 2009 and 2010.”
The Company respectfully advises the Staff that the retained earnings disclosed in the Company’s financial statements are free of the above restrictions. The amount of retained earnings as disclosed has excluded the amounts allocated to fund statutory reserves.
The Company supplementally advises the Staff that the amount of retained earnings that is calculated under PRC GAAP is different from the amount that is calculated under US GAAP primarily because the timing difference existed with revenue recognition for Group’s PRC subsidiaries. The statutory reserve of Group’s PRC subsidiaries is calculated based on the PRC subsidiaries’ audited stand-alone financial statements prepared under PRC GAAP. Consequently, there was in fact an excess of retained earnings under US GAAP as presented in the Form 20-F over the retained earnings of the Company’s PRC subsidiaries prepared under PRC GAAP on combining basis.

Concentration of Credit Risk, page F-17
2.
We note you disclose that the company’s cash and cash equivalents are placed with authorized financial institutions. Please explain what an “authorized financial institution” is and indicate why this description conveys to a reader the credit risk associated with these institutions. Consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances. See FASB ASC 825-10-50-20 and 50-21.

The Company respectfully advises the Staff that “authorized financial institutions” refer to (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions, such as in Hong Kong, UK, US and Japan. As of December 31, 2010, 31% of our cash and cash equivalents were with the PRC banks, such as China Merchants Bank or China Minsheng Banking Corporation, which are recognized as high credit rating banks in mainland China; 67% of the Company’s cash and cash equivalents were with the financial institutions located in Hong Kong, such as HSBC Bank or Goldman Sachs, and the remaining 2% of our cash and cash equivalents were with other overseas financial institutions in UK, US and Japan, such as Morgan Stanley or Citi Bank. The Company used the term “authorized financial institutions” to indicate that all these financial institutions (with whom the Company placed cash and cash equivalents) have been duly authorized to operate financing businesses in these countries.

In response to the Staff’s comment, the Company proposes to make the additional following disclosure in its future Form 20-F filings:
“The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings.”
Note 7. Accounts Receivable, page F-32
3.
Please explain why your unbilled accounts receivable increased in comparison to your billed accounts receivable during 2010. Indicate why the unbilled receivable balance represents more than half of your receivable balance. Further, tell us why the balance over 180 days outstanding increased significantly in comparison to the prior year (see your page 66). Tell us your consideration of separately disclosing the balances due from your customers that are state owned enterprises. In this regard, it appears that those customer’s payment terms or days outstanding are longer than your other customers. See FASB ASC 275-10-50-18(a) and (d).

The Company respectfully advises the Staff that the unbilled accounts receivable increased in comparison to the billed accounts receivable during 2010 mainly due to (i) the increases in both the absolute amount and percentage of the revenues from fixed-price projects, and (ii) higher revenue from domestic (PRC) clients.
The services for fixed-price projects are normally performed over a period of less than a year but generally started and completed in different accounting periods. Also, these contracts are billed out according to the specific contract terms, while revenue is recognized under proportional performance method. For time-and-material contracts, we normally send the monthly billings to our clients. For the year ended December 31, 2010, our revenue from the fixed-price contracts was increased by 93% compared with the revenue from the fixed-price contracts during the year ended December 31, 2009. Due to the varied billing cycle for the fixed-price projects and increased revenue from the fixed-price projects, our unbilled account receivable balances were increased as of December 31, 2010.
The breakdown of accounts receivables by types of projects are as follows:

	For the years ended December 31,
	2009	2010
	(in US$ thousands)
Time-and-material contracts	105,385	130,937
Fixed-price contracts	39,496	76,221
Others	3,185	4,392

Total	148,066	211,550

In addition, majority of our non-PRC clients generally signed the time-and-material contracts and majority of our PRC clients signed the fixed-price contracts with us. The revenue from PRC clients in 2010 increased by 66% compared with 2009. 81% of our time-and-material revenue was generated from our non-PRC clients and 78% of fixed-price revenue in 2010 was generated from our PRC clients. Generally, we do not offer different contractual payment terms between PRC and non-PRC clients. However, in practice, our PRC clients may demand longer billing terms or request us to issue the billings behind the stated billing period, which cause more unbilled accounts receivable balances as of December 31, 2010. As such, the actual payment schedule for fixed-price projects with PRC clients is longer than that of time-and-material projects with non-PRC clients. As the fixed-price projects account for a significant portion of total revenues in the PRC market, and such projects increased significantly as a percentage of our total revenues over the past two years, the unbilled accounts receivable increased in comparison to the billed accounts receivable during 2010 and the unbilled receivable balance represents more than half of the receivable balance.

The breakdown of accounts receivables by types of customers are as follows:

	For the years ended December 31,
	2009	2010
	(in US$ thousands)
PRC clients	51,394	85,084
Non-PRC clients	96,672	126,466

Total	148,066	211,550

Overall, the unbilled receivables were subsequently billed and collected gradually in the following years.
On page 66 of the Annual Report, the balance over 180 days in 2009 was stated as $1,126K, which should have been $4,156K due to an input error. The table on page 66 should be as follows:

	As of December 31,
	2008	2009	2010
	(in US$ thousands)
Period in days
0-90	35,351	47,505	59,105
91-180	1,066	8,863	14,912
More than 180	410	4,156	11,420

Total	36,827	60,524	85,437

The Company proposes to make the correction in its future Form 20-F filings. As a result, in comparison to 2010 the actual increase is $7 million instead of $10 million. The increase in the balance over 180 days outstanding is mainly due to longer payment terms from PRC clients, the same reasons explained in the preceding paragraph.
The amount of unbilled accounts receivable and billed accounts receivable from state owned enterprises only account for 7.6% of total unbilled accounts receivable and 4.4% of total billed accounts receivable as of December 31, 2010. We do not offer any different payment terms to state owned enterprises. Generally, these payment terms are driven by industry standards and competitive forces. The days outstanding of the receivables from state owned enterprises are similar to other PRC clients but longer than our non-PRC clients for reasons mentioned above.

The Company respectfully advises the Staff that the disclosure referred to by the Staff was in the context of the vulnerability from customer concentrations. However, the Company currently has more than 320 clients and the state owned enterprises only accounted for 7.8% of total revenue for the year ended December 31, 2010 and 6.6% of the total accounts receivable balance as of December 31, 2010. As a result, the management does not believe that the concentration existed with state owned enterprises at the date of the financial statements that made the Company vulnerable to the risk of a near-term severe impact.
Note 17. Income Taxes, page F-39
4.
Please tell us your considerations of presenting the components of income before tax expense as either domestic or foreign. In addition, tell us your considerations of presenting the amount applicable to U.S. federal income taxes and to foreign income taxes. See Rule 4-08(h) of Regulation S-X.

The Company respectfully advises the Staff that the Group’s US subsidiaries incurred pre-tax loss for the years ended December 31, 2009 and 2010. The US related amounts are less than five percent of the comparable consolidated amounts for the Company. As a result, the management aggregated it with the balances from Group’s other non-PRC subsidiaries.

In response to the Staff’s comment, the Company proposes to make the additional following disclosure in its future Form 20-F filings:

Income (loss) before income taxes and earnings in equity method investment:

	For the years ended December 31,
	2008	2009	2010
PRC	17,164	24,731	33,668
Other countries	203	(1,203)	(1,438)

Total	17,367	23,528	32,230

Income tax expenses are as follows:

	For the years ended December 31,
	2008	2009	2010
Current:
PRC	1,877	3,267	3,296
Other countries	167	267	476

Deferred:
PRC	(775)	(1,293)	(1,077)
Other countries	29	(152)	(177)

Total	1,298	2,089	2,518

If you have any questions regarding the Annual Report, please do not hesitate to call me in Shanghai at +86-21-6109-7103 (work) or +86-139-0186-0850 (cell).
Very truly yours,
Jeffrey J. Sun
of ORRICK, HERRINGTON & SUTCLIFFE LLP

cc:	Chris Shuning Chen, VanceInfo Technologies Inc. Sidney Xuande Huang, VanceInfo Technologies Inc. Deloitte Touche Tohmatsu CPA Ltd.